UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Sky Harbour Group Corporation
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
83085C107
(CUSIP Number)
May 31, 2024
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 83085C107

1	NAME OF REPORTING PERSON Altai Capital Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,155,546
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,155,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No.: 83085C107

1	NAME OF REPORTING PERSON Altai Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,155,546
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,155,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No.: 83085C107

1	NAME OF REPORTING PERSON Rishi Bajaj I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,155,546
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,155,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 83085C107
ITEM 1(a).	NAME OF ISSUER: Sky Harbour Group Corporation
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 136 Tower Road, Suite 205 Westchester County Airport White Plains, NY 10604
ITEM 2(a).	NAME OF PERSON FILING:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the "Investment Manager"), which serves as the investment manager of certain investment funds and managed accounts (collectively, the "Funds"), with respect to the Shares (as defined in Item 2(d) below) held in such Funds' respective accounts;

(ii) Altai Capital Management, LLC, a Delaware limited liability company ("IMGP"), which serves as the general partner of Investment Manager, with respect to the Shares held in such Funds' respective accounts; and

(iii) Mr. Rishi Bajaj, who serves as managing principal of Investment Manager and member of IMGP, with respect to the Shares held in the Funds' respective accounts.

This Statement relates to the Shares held for the account of Altai Capital Osprey LLC, a Delaware limited liability Company ("Osprey") and an account separately managed by Investment Manager (the "Separately Managed Account"). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Account. Investment Manager, IMGP and Mr. Bajaj are hereinafter sometimes collectively referred to as the Reporting Persons. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Shares held for the account of Osprey and the Separately Managed Account.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the business office of each of the Reporting Persons is PO Box 15203, Irvine, CA 92623-9998.
ITEM 2(c).	CITIZENSHIP: (i) Investment Manager is a Delaware limited partnership; (ii) IMGP is a Delaware limited liability company; and (iii) Mr. Bajaj is a citizen of the United States of America.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A common stock, par value $0.0001 per share (the "Shares")
ITEM 2(e).	CUSIP NUMBER: 83085C107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
As of May 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of an aggregate of 1,155,546 Shares held for the account of Osprey and the Separately Managed Account. Osprey and Mr. Bajaj also hold warrants to purchase 130,961 Shares and 325,470 Shares, respectively. However, pursuant to the terms of such warrants, the Reporting Persons cannot exercise any of such warrants if the Reporting Persons would beneficially own, after any such exercise, more than 1.00% of the outstanding Shares (the "1.00% Blocker"). Consequently, the Reporting Persons cannot currently exercise any of such warrants due to the 1.00% Blocker. The percentage set forth in Row (11) of the cover page for each Reporting Person gives effect to the 1.00% Blocker.

(b) Percent of class:
As of May 31, 2024, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.7% of Shares outstanding. There were 24,638,948 Shares outstanding as of May 6, 2024, based on the Issuer's Form 10-Q filed on May 14, 2024.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Altai Capital Management, L.P. : 0 Altai Capital Management, LLC : 0 Rishi Bajaj : 0
(ii) shared power to vote or to direct the vote:
Altai Capital Management, L.P. : 1,155,546 Altai Capital Management, LLC : 1,155,546 Rishi Bajaj : 1,155,546
(iii) sole power to dispose or direct the disposition of:
Altai Capital Management, L.P. : 0 Altai Capital Management, LLC : 0 Rishi Bajaj : 0
(iv) shared power to dispose or to direct the disposition of:
Altai Capital Management, L.P. : 1,155,546 Altai Capital Management, LLC : 1,155,546 Rishi Bajaj : 1,155,546
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: See disclosure in Items 2 and 4 hereof.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See disclosure in Item 2 hereof.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This Item 8 is not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: This Item 9 is not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 83085C107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
June 03 2024	Altai Capital Management, L.P. By: /s/ Rishi Bajaj Name: Rishi Bajaj Title: Authorized Signatory
June 03 2024	Altai Capital Management LLC By: /s/ Rishi Bajaj Name: Rishi Bajaj Title: Authorized Signatory
June 03 2024	Rishi Bajaj By: /s/ Rishi Bajaj Name: Rishi Bajaj Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).